UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

O’Charley’s, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

670823103
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES Z
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,534,891
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,534,891
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,534,891
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,534,891
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 136,474
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 136,474
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 136,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,671,365
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,671,365
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON DOUGLAS BENHAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,865[1]
	8	SHARED VOTING POWER - 0 -[2]
	9	SOLE DISPOSITIVE POWER 18,865[1]
	10	SHARED DISPOSITIVE POWER - 0 -[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,8651, [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%[2]
14	TYPE OF REPORTING PERSON IN

1 Includes 8,865 shares of restricted stock granted to Mr. Benham on March 12, 2008, pursuant to the Issuer’s compensation plan for outside directors (the “Plan”).  Under the Plan, such shares shall vest pro rata over three years from the date of grant.
2 See Item 5.

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ANTHONY BERGAMO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER - 0 - **
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER - 0 - **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% **
14	TYPE OF REPORTING PERSON IN

** See Item 5.

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,265[1]
	8	SHARED VOTING POWER - 0 -[2]
	9	SOLE DISPOSITIVE POWER 11,265[1]
	10	SHARED DISPOSITIVE POWER - 0 -[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,2651, [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%[2]
14	TYPE OF REPORTING PERSON IN

1 Shares of restricted stock granted to Mr. Ajdler on March 12, 2008, pursuant to the Issuer’s compensation plan for outside directors (the “Plan”).  Under the Plan, such shares shall vest pro rata over three years from the date of grant.
2 See Item 5.

CUSIP NO. 670823103

1	NAME OF REPORTING PERSON GREGORY MONAHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,015 [1], [2]
	8	SHARED VOTING POWER - 0 -[3]
	9	SOLE DISPOSITIVE POWER 10,015 [1], [2]
	10	SHARED DISPOSITIVE POWER - 0 -[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,015 [1,2,3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%[3]
14	TYPE OF REPORTING PERSON IN

1 Includes 400 Shares held in Mr. Monahan’s IRA account.
2 Includes 8,865 shares of restricted stock granted to Mr. Monahan on March 12, 2008, pursuant to the Issuer’s compensation plan for outside directors (the “Plan”).  Under the Plan, such shares shall vest pro rata over three years from the date of grant.
3 See Item 5.

CUSIP NO. 670823103

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, Crescendo Partners II has withdrawn its nominations of Messrs. Benham, Bergamo, Ajdler and Monahan for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2008 annual meeting of stockholders (the “2008 Annual Meeting”).  Pursuant to the Settlement Agreement, the Issuer agreed to appoint Messrs. Ajdler, Monahan and Benham to serve as directors of the Board.  Accordingly, Messrs. Bergamo and Benham are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,671,365 Shares owned in the aggregate by Crescendo Partners II and Crescendo Partners III is approximately $39,928,553 including brokerage commissions.  The Shares owned by Crescendo Partners II and Crescendo Partners III were acquired with partnership funds.

Item 4 is hereby amended to add the following:

On March 12, 2008, the Issuer and Eric S. Rosenfeld, Crescendo Partners II, L.P., Series Z, Crescendo Partners III, L.P., Crescendo Investments II, LLC, and Crescendo Investments III, LLC (collectively “Crescendo” and each a “Crescendo Party”) entered into a settlement agreement (the “Settlement Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, among other things, the Issuer agreed: (i) to appoint Messrs. Ajdler and Monahan to serve as directors on the Board, in the class of directors whose terms expire in 2009, effective as of the execution of the Settlement Agreement, (ii) to appoint Mr. Benham to serve as a director on the Board, in the class of directors whose terms expire in 2010, effective as of the execution of the Settlement Agreement, (iii) to take all action necessary in furtherance of the appointment of Mr. Benham to the Audit Committee of the Board, (iv) to take all action necessary in furtherance of the appointment of Mr. Monahan to the Nominating Committee of the Board and the Executive Committee of the Board, (v) to take all action necessary in furtherance of the appointment of Mr. Ajdler to the Compensation and Human Resources Committee of the Board, (vi) to increase the size of the Board from nine to eleven members, effective as of the execution of the Settlement Agreement, (vii) to not increase the size of the Board above eleven at any time prior to the Issuer’s 2009 annual meeting of the Board held in conjunction with the Issuer’s 2009 annual meeting of shareholders, (viii) to submit, recommend and solicit proxies in favor of a resolution for consideration by its shareholders at the 2008 annual meeting of shareholders (the “2008 Annual Meeting”) to

CUSIP NO. 670823103

declassify the Issuer’s Board to provide for the annual election of all directors (the “Declassification Proposal”), (ix) to nominate and recommend the election to the Board of Messrs. Ajdler and Monahan at the 2008 Annual Meeting, (x) to nominate no more than four incumbent directors for re-election to the Board at the 2008 Annual Meeting (together with Messrs. Ajdler and Monahan, the “2008 Nominees”), and (xi) to use all reasonable efforts to cause the 2008 Annual Meeting to be held on or before May 30, 2008, but in no event to be held later than June 30, 2008.

Pursuant to the terms of the Settlement Agreement, among other things, Crescendo agreed (i) to withdraw Crescendo II’s letter nominating Messrs. Benhan, Bergamo, Ajdler and Monahan for election to the Board at the 2008 Annual Meeting, (ii) each Crescendo Party will vote, and will cause its respective Affiliates and Associates (as defined in the Settlement Agreement), to vote all Voting Securities (as defined in the Settlement Agreement) that it is entitled to vote at the 2008 Annual Meeting for the 2008 Nominees and for the Declassification Proposal, and (iii) unless the Crescendo Parties are not subject to the Standstill Obligations (as defined below), each Crescendo Party will vote, and will cause its respective Affiliates and Associates, to vote all Voting Securities that it is entitled to vote at the 2009 Annual Meeting in favor of all nominees recommended by the Board.

Under the Settlement Agreement, each of the Crescendo Parties have agreed that during period commencing upon execution of the Settlement Agreement and ending on the Termination Date (as defined in the Settlement Agreement), without prior written consent of the Board, it will not, and will cause each of its Affiliates, Associates, officers, agents and other Persons (as defined in the Settlement Agreement) acting on its behalf not to engage in the following (collectively the “Standstill Obligations”): (i) acquire, directly or indirectly, any Voting Securities of the Issuer if, after giving effect to such acquisition, if would be the beneficial or economic owner of more than 13% of the Issuer’s outstanding Voting Securities, (ii) engage, or in any way participate, directly or indirectly, in any solicitation of proxies or consents for the approval of shareholder proposals, (iii) form or join any group with respect to the Issuer’s Voting Securities, other than a group that includes all or some lesser number of the Crescendo Parties, but does not include any other members who are not currently identified as a Crescendo Party, (iv) deposit any Voting Securities in any voting trust or subject any Voting Securities to any voting arrangement or agreement, except as expressly set forth in the Settlement Agreement, (v) seek to have called, or cause to be called, any meeting of shareholders of the Issuer, (vi) make any public demand to inspect the books and records of the Issuer, (vii) have any communications, or enter into any arrangements, understandings or agreements with, or advise, finance, assist or encourage, any other Person in connection with the foregoing, or make any investment in or enter into any arrangement with, any other Person that engages, or offers or purposes to engage, in any of the foregoing, (viii) make any proposal or enter into any discussion regarding any of the foregoing, or make any proposal, statement or inquiry, or disclose any intention, plan or arrangement inconsistent with the foregoing, or make or publicly disclose any request to amend, waive or terminate any provision of the Settlement Agreement, and (ix) take or cause or induce others to take any action inconsistent with the foregoing.  Each of the Crescendo Parties will be released from its Standstill Obligations on the date that is thirty days before the deadline for submitting nominations for the Board in connection with the Issuer’s 2009 annual meeting of shareholders (the “2009 Nomination Deadline”) if: (i) the Issuer has not agreed to re-nominate, recommend and solicit proxies in favor of Messrs. Ajdler and Monahan for re-election to the Board at such meeting, or (ii) if the following test (the “Share Price Test”) has not been satisfied as of the last day of the Ending Trading Period (as defined in the Settlement Agreement): (a) the Issuer’s Ending Share Price (as defined in the Settlement Agreement) is equal to or greater than the product of the Issuer’s Beginning Share Price (as defined in the Settlement Agreement) and 1.25, or (b) the Issuer’s Ending Share Price divided by the Issuer’s Beginning Share Price is greater than the Average Peer Company Performance (as defined in the Settlement Agreement), and either: (1) the Issuer’s Ending Share Price is

CUSIP NO. 670823103

at least 10% higher than the Issuer’s Beginning Share Price, provided, however, that if the Average Peer Company Performance is less than 0.9, this clause will be deemed satisfied if the Issuer’s Ending Share Price is greater than the Issuer’s Beginning Share Price, or (2) the NASDAQ Composite Performance (as defined in the Settlement Agreement) is less than 0.8.  If the Share Price Test is not satisfied the Issuer may withdraw it’s agreement to nominate, recommend and solicit proxies in favor of Messrs. Ajdler and Monahan for re-election to the Board at the Issuer’s 2009 annual meeting of shareholders, unless the Crescendo Parties have, no later than the 2009 Nomination Deadline, delivered a written notice to the Issuer irrevocably waiving the release of their Standstill Obligations and obligations under Section 9 of the Settlement Agreement and agreeing to remain subject to such obligations through the Termination Date.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 22,154,345 Shares outstanding, which is the total number of Shares reported to be outstanding as of March 5, 2008 in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 12, 2008.

As of the close of business on March 17, 2008, Crescendo Partners II beneficially owned 2,534,891 Shares, constituting approximately 11.4% of the Shares outstanding.  As the general partner of Crescendo Partners II, Crescendo Investments II may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II, constituting approximately 11.4% of the Shares outstanding.  As the managing member of Crescendo Investments II, which in turn is the general partner of Crescendo Partners II, Mr. Rosenfeld may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II, constituting approximately 11.4% of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 2,534,891 Shares owned by Crescendo Partners II by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners II, except to the extent of their pecuniary interest therein.

As of the close of business on March 17, 2008, Crescendo Partners III beneficially owned 136,474 Shares, constituting less than one percent of the Shares outstanding.  As the general partner of Crescendo Partners III, Crescendo Investments III may be deemed to beneficially own the 136,474 Shares owned by Crescendo Partners II, constituting less than one percent of the Shares outstanding.  As the managing member of Crescendo Investments III, the general partner of Crescendo Partners III, Mr. Rosenfeld may be deemed to beneficially own the 136,474 Shares owned by Crescendo Partners III, constituting less than one percent of the Shares outstanding.  Mr. Rosenfeld has sole voting and dispositive power with respect to the 136,474 Shares owned by Crescendo Partners III by virtue of his authority to vote and dispose of such Shares.  Crescendo Investments III and Mr. Rosenfeld disclaim beneficial ownership of the Shares held by Crescendo Partners III, except to the extent of their pecuniary interest therein.

CUSIP NO. 670823103

As of the close of business on March 17, 2008, Mr. Benham beneficially owned 18,865 Shares, constituting less than one percent of the Shares outstanding.  Mr. Benham, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Benham disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

As of the close of business on March 17, 2008, Mr. Bergamo beneficially owned 5,000 Shares, constituting less than one percent of the Shares outstanding.  Mr. Bergamo, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Bergamo disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

As of the close of business on March 17, 2008, Mr. Ajdler beneficially owned 11,265 Shares, constituting less than one percent of the Shares outstanding.  Mr. Ajdler, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Ajdler disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

As of the close of business on March 17, 2008, Mr. Monahan beneficially owned 10,015 Shares, constituting less than one percent of the Shares outstanding.  Mr. Monahan, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 2,534,891 Shares owned by Crescendo Partners II and the 136,474 Shares owned by Crescendo Partners III.  Mr. Monahan disclaims beneficial ownership of the Shares owned by Crescendo Partners II and Crescendo Partners III.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the last sixty days.  Unless otherwise noted, all of such transactions were effected in the open market.

Item 6 is hereby amended to add the following:

On March 12, 2008, Crescendo and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

CUSIP NO. 670823103

On March 18, 2008, Crescendo Partners II, L.P., Series Z, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC, Eric Rosenfeld, Mr. Ajdler and Mr. Monahan (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Settlement Agreement, dated March 12, 2008.

Exhibit 99.2
The Joint Filing Agreement by and among Crescendo Partners II, L.P., Series Z, Crescendo Investments II, LLC, Crescendo Partners III, L.P., Crescendo Investments III, LLC, Eric Rosenfeld, Mr. Ajdler and Mr. Monahan, dated March 18, 2008.

CUSIP NO. 670823103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2008	CRESCENDO PARTNERS II, L.P., SERIES Z

	By:	Crescendo Investments II, LLC General Partner

	By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC General Partner

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
Name:	Eric Rosenfeld
Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

CUSIP NO. 670823103

/s/ Douglas Benham
DOUGLAS BENHAM

/s/ Anthony Bergamo
ANTHONY BERGAMO

/s/ Arnaud Ajdler
ARNAUD AJDLER

/s/ Gregory Monahan
GREGORY MONAHAN

CUSIP NO. 670823103

SCHEDULE A
Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased	Price Per Share ($U.S.)	Date of Purchase

CRESCENDO PARTNERS II, L.P., SERIES Z

60,000	11.4069	02/07/2008
23,500	11.6466	02/08/2008

CRESCENDO INVESTMENTS II, LLC
None

CRESCENDO PARTNERS III, L.P.
None

CRESCENDO INVESTMENTS III, LLC
None

ERIC ROSENFELD
None

DOUGLAS BENHAM
8,865[1]	--	03/12/2008

ANTHONY BERGAMO
None

1 Shares of restricted stock granted on March 12, 2008, pursuant to the Issuer’s compensation plan for outside directors (the “Plan”).  Under the Plan, such shares shall vest pro rata over three years from the date of grant.

CUSIP NO. 670823103

ARNAUD AJDLER
8,865[1]	--	03/12/2008

GREGORY MONAHAN
8,865[1]	--	03/12/2008

1 Shares of restricted stock granted on March 12, 2008, pursuant to the Issuer’s compensation plan for outside directors (the “Plan”).  Under the Plan, such shares shall vest pro rata over three years from the date of grant.